Exhibit 99.2

Announcement
Thursday, 6 March 2025
Woodside Energy Group Ltd
ACN 004 898 962
Mia Yellagonga
11 Mount Street
Perth WA 6000
Australia
T +61 8 9348 4000
www.woodside.com

ASX: WDS
NYSE: WDS

APPENDIX 3Y (CHANGE OF DIRECTOR’S INTEREST NOTICE)

In accordance with the Listing Rules, please see attached announcement relating to the above, for release to the market.

Contacts:
INVESTORS Marcela Louzada M: +61 456 994 243 E: investor@woodside.com	MEDIA Christine Forster M: +61 484 112 469 E: christine.forster@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity	Woodside Energy Group Ltd
ABN	55 004 898 962

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Marguerite (Meg) Eileen O’Neill
Date of last notice	3 May 2024

Part 1 – Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Rights: Direct Restricted Shares: Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Ordinary fully paid shares (Restricted Shares) allocated under the Executive Incentive Scheme (EIS) and held by CPU Share Plans Pty Limited as trustee.
Date of change	27 February 2025
No. of securities held prior to change	Direct: 173,920 ordinary shares 236,272 Rights under the EIS Indirect: 353,435 Restricted Shares held by CPU Share Plans Pty Limited as trustee under the EIS
Class	Ordinary
Number acquired	Nil
Number disposed	7,375 ordinary shares
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	7,375 ordinary shares disposed for $183,342.50, representing a price of $24.86 per Share.
No. of securities held after change	Direct: 182,936 ordinary shares 236,272 Rights under the EIS Indirect: 337,044 Restricted Shares held by CPU Share Plans Pty Limited as trustee under the EIS
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back

16,391 Restricted Shares (indirect) vested in accordance with the terms of the EIS and were transferred from CPU Share Plans Pty Limited as trustee under the EIS to Ms O’Neill.

7,375 of those vested ordinary shares were subsequently sold on-market under an automatic sale election to cover tax liability. The remainder are now held directly by Ms O’Neill.

The key terms of the Restricted Shares and Rights are set out in the 2024 Remuneration Report, which appears on pages 121 to 144 of the Annual Report 2024.

+ See chapter 19 for defined terms.

01/01/2011 Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided, on what date was this provided?	N/A

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	01/01/2011